JABEZ BIOSCIENCES, INC.

6393 Blackstone Dr.

Zionsville, IN 46077

December 12, 2024

Doris Stacey Gama

Joshua Gorsky

Christine Torney

Mary Mast

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	Jabez Biosciences, Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed December 3, 2024

File No. 024-12509

Dear Mr. Gorsky and Mses. Gama, Torney and Mast,

We are in receipt of your comment letter dated in the above referenced matter and hereby respond to same as follows:

Amendment No. 3 to Offering Statement on Form 1-A

Regulatory Process, page 23

1.	We note your response to prior comment 1 and reissue. You state that performance of clinical trials in accordance with good clinical practice is required. Please expand your disclosure to provide further details regarding the regulatory structure of the clinical trials referenced. As an example only, if your product candidate JBZ-001 must undergo Phase 1, 2, and 3 of clinical trials please provide a description of what each phase entails.

RESPONSE: We have amended the Form 1-A/A accordingly.

Respectfully Submitted,

/s/ Tamara Jovonovich
Tamara Jovonovich, President